EXHIBIT (a)(3)

                              SP MILLENNIUM L.L.C.
                          1201 Third Avenue, Suite 5400
                           Seattle, Washington, 98101


                                  March 16 2004


          Offer to Purchase up to 2,000 Limited Partner Units of Urban
             Improvement Fund Limited-1974 for $650 per Unit in Cash

Dear Limited Partner:

         We have begun a tender offer to purchase units in your partnership for $650 per unit in cash. Our offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. The offer is scheduled to expire at 5:00 p.m., Eastern time, on April 14, 2004, unless otherwise extended. As with any investment decision, there are benefits and detriments to you from accepting or declining our offer, which are described in the attached Offer to Purchase.

         Please carefully review the Offer to Purchase before making a decision whether or not to tender your units. It contains important information concerning the terms and conditions of the offer, your partnership, and us as the purchaser.

         The general partner of your partnership, an affiliate of ours, is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units pursuant to our offer. You must make your own decision whether or not to participate in any offer, based upon a number of factors described in the Offer to Purchase.

         The general partner of your partnership is our affiliate and, therefore, has substantial conflicts of interest with respect to our offer. This conflict may affect the general partner's ability to reconcile our interests with those of the other limited partners, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, while you desire to sell your units at a high price. In addition, our affiliates will still receive fees for managing the Partnership and its properties.

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed Agreement of Sale and Assignment in accordance with the instructions on Page 5. The signed Agreement of Sale and Assignment, your original Certificate of Limited Partnership (or signed Affidavit and Indemnity Agreement if you cannot find the original Certificate) and any other required documents should be sent to us at the address set forth above, on or prior to the expiration date of the offer. We have also enclosed a return envelope for your convenience.

         If you have any questions or require further information, you may reach us by telephone at (206) 622-9900 or by facsimile at (206) 628-8031.


                                                     Very truly yours,


                                                     SP Millennium L.L.C.